OWC PHARMACEUTICAL RESEARCH CORP.
 22 Shaham Street, P.O. Box 8324
Petach Tikva, 4918103 Israel

August 16, 2016

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Kevin J. Kuhar, Accounting Branch Chief

OWC Pharmaceutical Research Corp.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed April 14, 2016

File No. 0-54856

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated July 13, 2016, with respect to the above-referenced Form 10-K filed by OWC Pharmaceutical Research Corp. (the “Company”) on April 14, 2016. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 42

Comment 1. Please amend the filing to include an auditors’ report that is correctly dated. We note that the current report is dated March 31, 2015 which is prior to the date of the latest financial statements included in the filing.

Response 1. We have correctly dated the auditor’s opinion.

Item 9A. Controls and Procedures, page 57

Comment 2. Please revise Management’s Annual Report on Internal Control Over Financial Reporting to include a definitive statement that your internal control over financial reporting is not effective as of December 31, 2015. Refer to Item 308(a)(3) of Regulation S-K.

Response 2. We have revised our disclosure and concluded that our internal control over financial reporting was not effective as of December 31, 2015.

Comment 3. In the requested amendment, please revise Management’s Annual Report on Internal Control Over Financial Reporting to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework that was used to perform your assessment – i.e., indicate whether the 1992 Framework or the Updated Framework issued in 2013 was used. Refer to Item 308(a)(2) of Regulation S-K.

Response 3. We have revised our disclosure to indicate that we used the Updated Framework issued in 2013.

General

The Company acknowledges that since the Company and its management is in possession of all facts relating to a Company's disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

. the company is responsible for the adequacy and accuracy of the disclosure in the filing;

. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/: Mordechai Bignitz

Mordechai Bignitz, CEO